                                                                   EXHIBIT 99.1

                              (OLICOM LETTERHEAD)


                    Olicom Reports Third Quarter 2003 Results

COPENHAGEN, DENMARK, OCTOBER 22, 2003 - Olicom A/S (Other OTC: OLCMF) ("Olicom" or the "Company") today announced a net loss for the quarter of 1.1 million Danish kroner ("DKK"), or US$ 0.2 million. The loss per share was DKK 0.07, or US$ 0.01 per share. For the first 9 months of the year the net loss was DKK 5.6 million, or US$ 0.9 million, and the loss per share was DKK 0.33, or US$ 0.05 per share. All amounts expressed in dollars are calculated at the September 30, 2003, rate of exchange between the US dollar and the Danish kroner.

As of September 30, 2003, Olicom had cash of DKK 51.5 million, or US$ 8.1 million. Shareholders' equity was DKK 222.2 million, or US$ 34.9 million at the end of September 2003, corresponding to DKK 13.12 per share, or US$ 2.06 per share.

During the late part of the quarter Olicom's portfolio companies experienced a general improvement in market conditions in the form of increasing interest from potentially significant customers. The rapid growth in the sale of mobile telephones with integrated cameras has resulted in a positive interest for Scalado's image technology, and during the quarter the company signed a license agreement with an important supplier of mobile telephones. Also Hymite, which develops optical components, and Sifira, which offers advanced telephone services, have signed new contracts and there is a continued interest for Tpack's Metro Ethernet technology.

During the quarter Olicom fulfilled substantial investment commitments to its portfolio companies. It is anticipated that the need for future follow-up investments will decrease concurrently with an expected increase in the companies' earnings. Equally, several of Olicom's portfolio companies are currently negotiating with potential new investors. However, at this stage it is not possible to predict whether these negotiations will lead to positive results.

Olicom considers that the risk is still present that it may be necessary to write off portfolio companies or to make material write-downs of the value of these companies.

For the full year 2003 Olicom currently expects to report a loss in the order of DKK 10 million, or US$ 1.6 million. This expectation assumes that write off of significant portfolio companies or material write-downs of the value of these companies will not be necessary.

"The general financial recession is still an important factor, but the successful investment round in Decuma, in which Sony Venture Capital Europe and others participated, and the general positive development within Olicom's portfolio companies give reason for a guarded optimism", says Boje Rinhart, CEO at Olicom.

Olicom is still working to obtain a deregistration of its shares in the U.S., and the Company anticipates to carry through a repurchase of shares in the U.S. before the end of the year.



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



ATTACHMENTS
Summary of Income and Balance Sheet follow.


ABOUT OLICOM

Olicom initiates or participates in the development of new products and services that leverage leading-edge communications technologies, primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities are identified both through Olicom's internal research and through the solicitation of ventures with start-up companies, which are offered seed and venture financing and access to the Company's established business network and infrastructure. More information about Olicom is available from the Company's SEC filings or by contacting the Company directly. Information is also available on the Company's Web site at www.olicom.com.

Olicom is a registered trademark.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company's current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company's new strategic direction; the Company's need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company's business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom's periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company's business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.


CONTACT INFORMATION

Further information about Olicom and its portfolio companies is available on: www.olicom.com.

Boje Rinhart, CEO
Olicom A/S
+45 45 27 00 00
bri@olicom.com




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                                   OLICOM A/S

                   Condensed Consolidated Statements of Income
                   (In thousands except for amounts per share)

                                                           NINE MONTHS                               THREE MONTHS
                                                        ENDED SEPTEMBER 30,                       ENDED SEPTEMBER 30,
                                                 2002          2003          2003          2002          2003           2003
                                              ----------    ----------    ----------    ----------    ----------    ----------
                                                                          CONVENIENCE                               CONVENIENCE
                                                                          TRANSLATION                               TRANSLATION
                                                                             USD                                       USD
                                              (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
VALUATION ADJUSTMENTS, AFFILIATED COMPANIES      (14,949)            0    $        0        (1,007)            0    $        0


GROSS PROFIT                                     (14,949)            0             0        (1,007)            0             0
                                              ----------    ----------    ----------    ----------    ----------    ----------

OPERATING EXPENSES
       General and administrative                 13,186         9,631         1,511         4,725         1,876           294
       Restructuring charges                      (3,657)       (2,247)         (352)        3,914           (65)          (10)
                                              ----------    ----------    ----------    ----------    ----------    ----------
       Total operating expenses                    9,529         7,384         1,159         8,639         1,811           284
                                              ----------    ----------    ----------    ----------    ----------    ----------

INCOME/(LOSS) FROM OPERATIONS BEFORE
INTEREST AND INCOME TAXES                        (24,478)       (7,384)       (1,159)       (9,646)       (1,811)         (284)

       Income from sale of activities              3,018             0             0         2,932             0             0
       Interest income and other, net              6,612         1,740           273         3,242           697           109
                                              ----------    ----------    ----------    ----------    ----------    ----------

INCOME/(LOSS) BEFORE INCOME TAXES                (14,848)       (5,644)         (886)       (3,472)       (1,114)         (175)
       Income taxes                               (1,230)            0             0        (1,260)            0             0
                                              ----------    ----------    ----------    ----------    ----------    ----------


NET INCOME/(LOSS)                                (13,618)       (5,644)   $     (886)       (2,212)       (1,114)   $     (175)
                                              ----------    ----------    ----------    ----------    ----------    ----------

EARNINGS/(LOSS) PER SHARE, BASIC                   (0.80)        (0.33)   $    (0.05)        (0.13)        (0.07)   $    (0.01)
                                              ==========    ==========    ==========    ==========    ==========    ==========

EARNINGS/(LOSS) PER SHARE, DILUTED                 (0.80)        (0.33)   $    (0.05)        (0.13)        (0.07)   $    (0.01)
                                              ==========    ==========    ==========    ==========    ==========    ==========

WEIGHTED AVERAGE SHARES OUTSTANDING
INCLUDING COMMON STOCK EQUIVALENTS, BASIC         17,068        16,938        16,938        16,953        16,938        16,938
                                              ==========    ==========    ==========    ==========    ==========    ==========

WEIGHTED AVERAGE SHARES OUTSTANDING
INCLUDING COMMON STOCK EQUIVALENTS, DILUTED       17,068        16,938        16,938        16,953        16,938        16,938
                                              ==========    ==========    ==========    ==========    ==========    ==========


The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.3728 per US$1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars.

                                   OLICOM A/S

                      Condensed Consolidated Balance Sheets
                                 (in thousands)

                                                             DECEMBER 31      SEPTEMBER 30      SEPTEMBER 30
                                                               2002              2003              2003
                                                          ---------------   ---------------   ---------------
                                                                                                CONVENIENCE
                                                                                                TRANSLATION
                                                                DKK               DKK               USD
ASSETS                                                       (Audited)        (Unaudited)       (Unaudited)
                                                          ---------------   ---------------   ---------------
Current assets:
      Cash and cash equivalents                                    91,970            51,542   $         8,088
      Restricted cash                                               3,191                 0                 0
      Outstanding amounts, affiliated companies                    37,835            59,132             9,279
      Accounts receivable                                             996               606                95
      Prepaid expenses and other current assets                     4,594             2,233               350
                                                          ---------------   ---------------   ---------------
Total current assets                                              138,586           113,513            17,812

Long-term assets                                                    2,302               801               126

      Investments, property and equipment, net                        167               108                17
      Outstanding amounts, affiliated companies                    10,000            20,000             3,138
      Investments in affiliated companies                          97,663           106,374            16,692
                                                          ---------------   ---------------   ---------------
TOTAL ASSETS                                                      248,718           240,796   $        37,785
                                                          ===============   ===============   ===============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Accounts payable and accrued liabilities                      7,998             6,716   $         1,054
                                                          ---------------   ---------------   ---------------

Total liabilities                                                   7,998             6,716             1,054

Provisions:
      Restructuring charges                                        13,686            11,864             1,862
                                                          ---------------   ---------------   ---------------

Total provisions                                                   13,686            11,864             1,862

Shareholders' equity                                              227,034           222,216            34,869
                                                          ---------------   ---------------   ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        248,718           240,796   $        37,785
                                                          ===============   ===============   ===============

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.3728 per US$1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars.

                                   OLICOM A/S

          Investments in Affiliated Companies as of September 30, 2003


                                                      SHAREHOLDING(NON-DILUTED)               INVESTMENT (DKK 1,000)
                                                      -------------------------               ----------------------
Danacell A/S                                                               16.7%                               1,229
Decuma AB                                                                  16.8%                              14,300
Hymite A/S                                                                 19.3%                              13,000
ITE ApS                                                                   100.0%                              22,373
LH Comlog A/S                                                              22.5%                              12,500
Scalado AB                                                                 37.3%                              16,261
Sifira A/S                                                                 57.2%                              17,961
T-Pack A/S                                                                 22.3%                              12,500

INVESTMENTS IN TOTAL                                                                                         110,124
Write-down                                                                                                    (3,750)
Write-up                                                                                                           0
INVESTMENTS IN AFFILIATED COMPANIES                                                                          106,374





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